Filed Pursuant to Rule 424(b)(3)

Registration No. 333-130216

Prospectus Supplement No. 2

(to Prospectus dated December 21, 2005)

TRIPATH TECHNOLOGY INC.

This Prospectus Supplement No. 2 supplements and amends the Prospectus dated December 21, 2005, as amended (the “Prospectus”) relating to the sale from time to time of up to 46,180,035 shares of our common stock by certain selling stockholders.

On February 14, 2006, we filed with the Securities and Exchange Commission the attached Current Report on Form 8-K. The attached information and the information included in this Prospectus Supplement No. 2 supplements and supersedes, in part, the information contained in the Prospectus.

This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

Our common stock is listed on the OTC Bulletin Board under the symbol “TRPH.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is February 16, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

February 14, 2006

Tripath Technology Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-31081	77-0407364
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2560 Orchard Parkway

San Jose, California 95131

(Address of principal executive offices, including zip code)

(408) 750-3000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On February 14, 2005, Tripath Technology Inc. (the “Company”) entered into a Warrant Issuance Agreement (the “Agreement”) with the holders of the Series A Common Stock Purchase Warrants previously issued by the Company (the “Series A Warrants”). Pursuant to the Agreement, the Company raised approximately $2.5 million from the exercise of the Series A Warrants that were issued in connection with the Company’s November 2005 financing. The Series A Warrants are exercisable until July 1, 2006 and permit the holders to purchase up to 6,756,757 shares of the Company’s common stock at an exercise price of $0.37 per share. In partial consideration for the exercise of the Series A Warrants, the Company issued new Common Stock Purchase Warrants (the “New Warrants”) to the investors on February 14, 2006. The New Warrants are exercisable from the date of issuance until July 1, 2007 and permit the holders to purchase an aggregate of up to 6,081,080 shares of common stock of the Company at an exercise price of $0.315 per share. The New Warrants permit cashless exercise and contain a call provision, pursuant to which the New Warrants can be called by the Company on 20-days notice if the common stock price per share of the Company closes for 10 consecutive trading days at or above 150% of the New Warrant exercise price. The Agreement also contains a provision that, for as long as the investors hold the New Warrants, the Company shall not engage in future equity financings in which common stock or securities exercisable or convertible to common stock is issued at an effective price that is less than $0.315 without the consent of the investors.

The financing was completed through a private placement to accredited investors and is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Company has agreed to file a registration statement covering the resale of the shares issuable to the investors upon the exercise of the New Warrants.

The proceeds of the financing are expected to be used for general corporate purposes.

Item 3.02 Unregistered Sales of Equity Securities

The information called for by this item is contained in Item 1.01, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tripath Technology Inc.

By:	/s/ Jeffrey L. Garon
Jeffrey L. Garon
Vice President, Finance and Chief Financial Officer

Date: February 15, 2006